September 8, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

Re:	Altech Digital Co., Ltd.
Registration Statement on Form F-1
Filed August 21, 2025
File No. 333-289757

On behalf of Altech Digital Co., Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 3, 2025 with respect to the Registration Statement on Form F-1, File No. 333-289757 (“F-1”), filed on August 21, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

Notes to consolidated financial statements

1. Organization and Business Description, page F-7

1.	Since Altech Digital Co., Ltd. (“Altech Digital”) was not formed until after March 31, 2025, you are precluded from presenting the financial statements for the year ended March 31, 2025 on a consolidated basis. Consolidated financial statements can be presented in a subsequent amendment which includes a reporting period after Altech Digital is formed. We refer you to the discussion in Topic VI of the May 2025 CAQ International Practices Task Force Highlights.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages F-1 to F-22 to present the financial statements on a combined basis.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +1 310-728-5129 or our Mr. Herman Lee at +852 6306-1150.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick